UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                    PHH Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    693320202
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                                 (CUSIP Number)

                                  Alan Fournier
                       c/o Pennant Capital Management LLC
                                 40 Main Street
                                Chatham, NJ 07928

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 20, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 5 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 2 of 5 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pennant Capital Management, LLC
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  4,169,800
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   4,169,800
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,169,800
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 3 of 5 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan Fournier
              c/o Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  4,169,800
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          4,169,800
   WITH
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,169,800
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              7.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 4 of 5 Pages
----------------------------                        ----------------------------

The Schedule 13D filed on March 22, 2007 by Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital") and Alan Fournier, a United States citizen ("Fournier"), collectively referred to herein as the "Reporting Persons", with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of PHH Corp., a Maryland corporation (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on April 30, 2007, is hereby amended by this Amendment No. 2 to the Schedule 13D.


ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

          On June 20, 2007, Pennant Capital sent a letter to the Issuer's board of directors reiterating its strong objections to a sale of the Issuer at this time at the proposed consideration and outlining several material omissions from the preliminary proxy statement ("Preliminary Proxy") filed June 18, 2007, including: (i) the fairness opinions ignore the possibility of continued public ownership and a spin-off and fail to quantify the significant tax savings associated with such an approach; (ii) the Preliminary Proxy fails to break out the purchase price allocation between the Fleet business and the Mortgage business; (iii) the failure to disclose in the Preliminary Proxy any information regarding future employment of Terence Edwards, PHH's CEO, and other members of management in the Mortgage business after the completion of the sale; and (iv) the omission of any long-term financial projections or any assessment of the Mortgage business' structural cost advantage or full potential in a normalized mortgage environment beyond 2008.

          The letter also reflects that Pennant Capital is encouraged by the accelerated profit growth in the Fleet business and the improvements in the Mortgage business. Pennant Capital believes that a rejection of the proposed transaction would allow shareholders to benefit from a continuation of these trends and result in substantial rewards both immediately and over a two to three year time frame. Additionally, a pursuit of a tax-free spin-off should result in immediate appreciation of the Issuer's stock, as the standalone mortgage company is unlikely to trade below book value. A copy of this letter is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 to the Schedule 13D is hereby amended and restated as follows:

     The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected During the Past Sixty Days
              (previously filed)

Appendix II:  Joint Filing Agreement (previously filed)

Exhibit A:    Letter to the Board of Directors of PHH Corp dated April 30, 2007
              (previously filed)

Exhibit B:    Letter to the Board of Directors of PHH Corp dated June 20, 2007

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 5 of 5 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 20, 2007

            PENNANT CAPITAL MANAGEMENT, LLC

            By: /s/ Alan Fournier
                ---------------------
                Alan Fournier, Managing Member




                /s/ Alan Fournier
                ---------------------
                Alan Fournier

                                    EXHIBIT B


                        LETTER TO THE BOARD OF DIRECTORS


Dear Members of the Board,

     In our letter dated April 30, 2007, we laid out the rationale for maximizing value for PHH shareholders through continued public ownership and a business separation through a spin-off. We are disturbed by your failure to address our proposal in any substance in your preliminary proxy statement (the "Preliminary Proxy") filed on June 18, 2007. The actions described in the Preliminary Proxy paint the picture of a seller in panic mode as bidders were dropping out and even Blackstone blinked at the eleventh hour. Importantly, the issues that caused this panic were either irrelevant (sub prime meltdown) or self-inflicted and temporary (inability to produce financial statements, failure to cut capacity heading into the declining mortgage market). It is clear that you merely sought to do the best you could in a desperation auction of the Company, without giving serious consideration as to whether the Company should be sold in the first place. The lack of any convincing arguments against a spin-off in the Preliminary Proxy reinforces our objection to the proposed sale. In addition, we note that PHH's better than expected recent results and the recent recovery in other mortgage related stocks should enhance the returns associated with a rejection of the sale.

     Incorporating the Company's recent results, we now estimate the value per share that could be realized through continued public ownership at more than $51 per share within 2 years. Even in the short term, we believe that the separation of the Fleet business from the Mortgage business through a spin-off would likely result in an immediate value per share of at least $36, a vastly superior outcome to the proposed sale at $31.50. A spin-off would likely avoid the substantial tax leakage associated with a separation after a sale. Using the deferred tax liability related to mortgage servicing rights as of December 31, 2006 as a crude estimate, we estimate the tax leakage in the proposed sale could amount to $10 per share.

        MATERIAL OMISSIONS IN THE PRELIMINARY PROXY

     The Preliminary Proxy fails to address a number of key issues. Most importantly, the fairness opinions ignore the possibility of continued public ownership and a spin-off and fail to quantify the significant tax savings associated with such an approach. Based on the timeline of events outlined in the Proxy, you only hired investment bankers once the conduct of an auction was practically a foregone conclusion. Instead, the mandate of the investment bankers should have included an evaluation of a spin-off. While it appears that management had some concern that a standalone mortgage business might not retain investment grade credit ratings, the fairness opinions concede that PHH is overcapitalized by assuming a $135m one-time dividend. We believe that a standalone Mortgage business could easily retain an investment grade rating if PHH shifted a larger portion of the unsecured debt to the Fleet business prior to a spin-off. Our conversation with a leading credit rating agency has reinforced our belief that this would allow both the Mortgage and the Fleet business to retain investment grade ratings post-spin-off, and we are disappointed that the Board has not put more effort into exploring this path. In any event, we believe that a downgrade to below investment grade would be manageable and likely temporary. It would be instructive for shareholders to understand how much equity capital Blackstone intends to fund to operate the Mortgage business after increasing the borrowing capacity of the Mortgage business (including the unsecured debt) from $4.7 billion before the sale (as of March 31, 2007) to $5.8 billion and contemplating the issue of another $300 million in public debt.

     We are also disappointed to learn that the Preliminary Proxy does not break out the purchase price allocation between the Fleet business and the Mortgage business. We expect that such disclosure would highlight that the mortgage assets are being sold at a significant discount to tangible book value. We find it hard to understand why the Board would agree to this given the mortgage assets' liquid nature and conservative valuation.

     Furthermore, we note the failure to disclose in the Preliminary Proxy any information regarding future employment of Terence Edwards, PHH's CEO, and other members of management in the Mortgage business after the completion of the sale. It is conceivable that Mr. Edwards has a strong incentive to help effect a sale of the Mortgage business at a low valuation. This would be the case if there was an implicit expectation that he will remain employed by the Mortgage business with a generous new options package as is customary in private equity deals, with strike prices at the low deal valuation.

     Finally, we note the omission of any long-term financial projections or any assessment of the Mortgage business' structural cost advantage or full potential in a normalized mortgage environment beyond 2008. PHH's shareholders cannot make an informed decision regarding a sale of the business without an understanding of the longer term potential of the Company beyond the next six quarters. Of your four valuation methodologies, only the Discounted Dividend Analysis is based on the Company's longer term internal estimates. However, while the analysis implies EPS of at least $6.00 in 2012 for the combined businesses, the fairness opinions assign inexplicably low multiples to these earnings (e.g. 6.5x to 7.5x for the Mortgage business before discounting). Hiding behind simplistic fairness opinions by bankers, whose compensation is mostly dependent on a deal going through, is irresponsible.

     We demand that you correct the above omissions in your definitive proxy statement. Shareholders will not be able to make an informed decision about the pending sale unless a) the fairness opinions comprehensively evaluate the option to remain public and pursue a spin-off, b) you quantify the tax leakage associated with the proposed sale and break-up, c) you break out the after-tax proceeds from the sale of the standalone mortgage business, d) you disclose whether CEO Terence Edwards and other members of management have any agreements or understandings, or are in negotiations with Blackstone regarding future employment and equity participation, or whether such negotiations have been precluded and e) your longer term internal projections are disclosed.

     BETTER THAN EXPECTED RECENT RESULTS

     We were encouraged by stronger than expected operating results disclosed in the Company's recently filed 2006 Form 10-K and the release of operating metrics for the first quarter of 2007. Fleet earnings before taxes in 2006 were $102 million, significantly better than the Company's previously communicated expectation of $90 - $95 million. The 10-K did not break out any non-recurring benefits in the Fleet business and we now assume the Company will grow revenues and earnings before taxes at a mid single digit percentage rate starting from this higher base in 2006. For 2007, this would translate into $105 - $110 million in earnings before taxes and $62 - $67 million in free cash flow after cash taxes at 20% and a $20 - $22 million net investment to grow the fleet (at constant 10x leverage). At a 15x to 17x multiple of 2007 free cash flow, the Fleet business would be worth $17 to $20 per share today or $19 to $22 per share in 2 years. Consistent with our previous methodology, this estimate still does not reflect the synergies GE would likely reap.

     The higher Fleet valuation implies a sale of the Mortgage business at approximately 0.7x tangible book, an even more staggering discount than we previously estimated. As a consequence, a spin-off of the mortgage business and initial valuation at tangible book value would yield an immediate combined valuation of approximately $36 per share. The same valuation could also be realized in a liquidation of the Mortgage business at tangible book value. For shareholders, both scenarios are vastly superior to a sale at $31.50. Clearly, a Board acting in shareholders' interests would not agree to a sale at this price.

     We believe the mortgage operation will re-emerge as a uniquely attractive asset in one to two years. It represents the only private label outsourcing option with scale for smaller mortgage originators and it has a structural cost advantage rooted in the disintermediation of expensive loan officers. The Company's recently reported results have been incrementally supportive of this view. Adjusted for the unusual expenses associated with the restatement, 2006 mortgage results, while still depressed, were better than the Company's most recent expectation. In addition, in the first quarter of 2007, total closings actually increased year over year, despite continued declines in the market. We expect that this is a reflection of the new private label partnerships and of improved penetration of the real estate broker channel. Importantly, this growth in volumes has been achieved with fewer staff. Finally, credit statistics for the servicing portfolio such as 90 day delinquencies and foreclosures/real estate owned/bankruptcies remained stable year over year at below industry levels, a reflection of the Company's high quality mortgage mix, superior credit underwriting and the absence of exotic mortgage products.

     We continue to value the Mortgage business at $26 to $34 per share. As we outlined in our previous letter, this valuation assumes an 8x to 10x multiple of the combined production and servicing after-tax earnings, a 40 basis points pre-tax profit margin on origination volumes of $45 - $50 billion and an 8 basis points pre-tax profit margin on the Company's current $162 billion servicing portfolio.

     In total, if shareholders were allowed continued public ownership, we believe they could realize $51 to $68 per share over two to three years, comprised of $19 to $22 per share for the Fleet business, $26 to $34 for the Mortgage business and $6 to $12 per share in cumulative earnings over the next two to three years.

        MORTGAGE STOCKS RECOVERY

     We believe that if GE and Blackstone's bid is allowed to proceed, shareholders would be deprived of a tremendous opportunity. We are disappointed by the Board's decision to support such a course of action and we are particularly disturbed by the Board's lack of long-term commitment to the Company and its shareholders. When the proposed sale was announced on March 15, the deal price represented a 13.3% premium to the $27.81 close on the previous day, close to a four-plus month low. Since the announcement of the proposed sale, mortgage-related stocks have started a significant recovery: A basket of stocks comprised of Countrywide Financial, Washington Mutual, IndyMac Bancorp, Freddie Mac and Fannie Mae has appreciated by an average of 14.7% since the March 19 close (as of June 14 and including dividends), with returns ranging from 6.7% to 29.6%. It is quite likely that if the Company's stock had been allowed to appreciate in line with this group without a sale agreement, it would already exceed the proposed deal price of $31.50.

        SUMMARY

     Simply doing the best you can in a desperation auction or a similar process without sufficiently questioning the merits or the timing of a sale in the first place does not constitute the proper exercise of fiduciary duty. We reiterate our strong objection to a sale of the company. We note that the Preliminary Proxy does not provide any compelling reasons as to why a spin-off would not be the optimal way to proceed. We are encouraged by the accelerated profit growth in the Fleet business and the improvements in the Mortgage business. We believe that a rejection of the proposed transaction would allow shareholders to benefit from a continuation of these trends and result in substantial rewards both immediately and over a two to three year time frame. The recent recovery of mortgage-related stocks likely limits the short-term risk associated with a rejection of the take-over bid. In addition, a pursuit of a tax-free spin-off should result in immediate appreciation of the Company's stock, as the standalone mortgage company is unlikely to trade below book value. We demand that you provide shareholders with the information required to understand such alternatives to the proposed sale by filing a definitive proxy statement that alleviates the gaping holes in the Preliminary Proxy statement.

Sincerely,


/s/ Alan P. Fournier
Alan P. Fournier
Managing Member
Pennant Capital Management, LLC